UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        OCEAN OPTIQUE DISTRIBUTORS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   674864 10 3
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                                 (CUSIP Number)

   ROBERT L. KOEPPEL, C/O OCEAN OPTIQUE DISTRIBUTORS, INC. 2 N.E. 40TH STREET,
                              MIAMI, FLORIDA 33137
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                JANUARY 8, 1998
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         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 674864 10 3                           PAGE 2 OF 7 PAGES
------------------------------------          ----------------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Robert L. Koeppel
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                          (b)[ ]
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    3        SEC USE ONLY
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    4        SOURCE OF FUNDS* 00
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                              [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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                                     7        SOLE VOTING POWER
          NUMBER OF                            18,500,000(1)
            SHARES             -------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY                            -0-
             EACH              -------------------------------------------------
          REPORTING                  9        SOLE DISPOSITIVE POWER
            PERSON                             18,500,000(1)
             WITH              -------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                               -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,500,000(1)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51%
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    14       TYPE OF REPORTING PERSON*

             IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 (1) Represents shares beneficially owned by XR Co., of which the reporting person is the sole shareholder.

                                  SCHEDULE 13D

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CUSIP NO. 674864 10 3                        PAGE 3 OF 7 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              XR Co.                Fed. I.D. applied for
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                          (b)[ ]
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    3        SEC USE ONLY
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    4        SOURCE OF FUNDS* 00
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                              [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
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                                     7        SOLE VOTING POWER
          NUMBER OF                            18,500,000
            SHARES             -------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                              -0-
          REPORTING            -------------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                               18,500,000
                               -------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                               -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,500,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51%
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    14       TYPE OF REPORTING PERSON*

              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER.

                  Ocean Optique Distributors, Inc. (the "Issuer")
                  2 N.E. 40th Street
                  Miami, Florida  33137

ITEM 2.      IDENTITY AND BACKGROUND.

                  (a)     Name of Persons Filing: (i) Robert L. Koeppel and
                          (ii) XR Co.

                  (b)     Place of Organization: (i) N/A and (ii) Florida.

                  (c) Principal Business: (i) Investor and (ii) holding company.

                          Address of Principal Office: 3557 St. Gaudens, Coconut Grove, Florida 33133

                  (d)     Criminal Convictions during last Five Years: (i) and
                          (ii) None.

                  (e) Civil Proceedings during last Five Years involving Federal or State Securities Laws: (i) and (ii) None.

                  (f)     Citizenship:  (i) U.S.A. and (ii) N/A.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On January 8, 1998, the Issuer entered into an agreement (the "Consulting Agreement") with XR Co., a privately held Miami-based investment company, of which Robert L. Koeppel is the sole beneficial shareholder and whereby XR Co. acquired 2,846,154 shares of a new series of the Issuer's cumulative convertible preferred stock, 400,000 shares of common stock, and an option to purchase additional shares of common stock in exchange for certain services to be rendered, including increasing the Issuer's net tangible assets by no less than $1 million before July 1, 1998, and providing other management and strategic services.

             Through this acquisition of preferred stock, XR Co.
             acquired approximately 51% of the outstanding shares of the Issuer's voting stock. The preferred stock is subject to redemption in whole or in part by the Issuer, however, if by July 1, 1998, the Issuer's net tangible assets have not been increased by $1 million. The preferred stock pays cumulative dividends at the annual rate of 2.5% beginning on July 1, 1998, has a liquidation preference of $0.35 per share after July 1, 1998, and is subordinate to the Issuer's previously issued series of preferred stock. The shares of preferred stock may be converted by XR Co. into shares of the Issuer's common stock at the rate of 6.5 shares of common stock for each $0.35 of liquidation value plus accumulated but unpaid dividends for each share converted.

             XR Co. will, under the terms of the Consulting Agreement, provide to the Issuer various management and business services, including implementing strategies to improve the financial condition of the Issuer, implementing new products and expanding the markets for the Issuer's products, streamlining the Issuer's operations and reducing its expenses, and assisting management in negotiating agreements with the Issuer's vendors and licensors. In connection with the performance of such services, the Issuer agreed to pay to XR Co. an aggregate of 400,000 shares of common stock, payable in 12 monthly installments upon adoption of an amendment to the Issuer's articles of incorporation to increase the number of authorized shares of common stock.

             In addition, if the Issuer's net tangible assets are increased by at least $1 million prior to the occurrence of certain events as set forth in the Consulting Agreement, the Issuer has agreed to grant to XR Co. an option to purchase that number of shares of common stock equal to 1% of the outstanding common stock of the Issuer on a fully diluted basis. The option will be exercisable when authorized shares of common stock are available at an exercise price per share equal to the closing price of the Issuer's common stock on the date such increase in the Issuer's net tangible assets is completed.

ITEM 4.      PURPOSE OF TRANSACTION.

             XR Co. has acquired the securities reflected in this Schedule 13D pursuant to the Consulting Agreement with a view to obtaining voting control of the Issuer. XR Co. represented in the Consulting Agreement that it acquired all such securities for investment purposes.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                  VOTING POWER           DISPOSITIVE POWER
                  ------------           -----------------

                      SOLE           SHARED            SOLE            SHARED
                      ----           ------            ----            ------

                  18,500,000 (1)       -0-        18,500,000(1)          -0-

        (1) Reflects 2,846,154 shares of Cumulative Convertible Preferred Stock, each of which is convertible into 6.5 shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             See Item 3. above.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1 - Joint Filing Agreement
             Exhibit 2 - Consulting Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /S/ROBERT L. KOEPPEL
                                                 -------------------------------
                                                 Robert L. Koeppel



                                                 XR CO.

                                                 By:  /S/ ROBERT L. KOEPPEL
                                                 -------------------------------
                                                 Robert L. Koeppel, President

Dated:  January 30, 1998

                                 EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------
   1     Joint Filing Agreement
   2     Consulting Agreement